DREYFUS PREMIER FIXED INCOME FUNDS: DREYFUS PREMIER CORE BOND FUND
 Statement of Investments
 January 31, 2005 (Unaudited)

Bonds and Notes - 71.8%	Prinicipal Amount a	Value ($)
Advertising - .4%		
Interpublic Group of Cos,,		
Notes, 5.4%, 2009	3,700,000	**3,732,704**
Agricultural - .6%		
RJ Reynolds Tobacco,		
Notes, 7.25%, 2012	5,000,000 b	**5,200,000**
Airlines - .5%		
American Airlines,		
Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009	1,993,000	2,030,309
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017	2,326,007	2,240,264
US Airways,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	1,435,843 c	144
		4,270,717
Asset - Backed Ctfs. - Automobile Receivables - .6%		
AmeriCredit Automobile Receivables Trust:		
Ser. 2002-EM, Cl. A3A, 2.97%, 2007	562,612	563,133
Ser. 2003-AM, Cl. A3A, 2.37%, 2007	262,072	261,962
Capital One Auto Finance Trust,		
Ser. 2003-B, Cl. A4, 3.18%, 2010	350,000	346,151
GS Auto Loan Trust,		
Ser. 2004-1, Cl. A4, 2.65%, 2011	475,000	464,918
Navistar Financial Corp Owner Trust,		
Ser. 2003-A, Cl. A4, 2.24%, 2009	875,000	856,202
Onyx Acceptance Grantor Trust,		
Ser. 2003-D, Cl. A4, 3.2%, 2010	750,000	745,820
Triad Auto Receivables Owner Trust,		
Ser. 2002-A, Cl. A4, 3.24%, 2009	675,000	674,782
WFS Financial Owner Trust,		
Ser. 2004-1, Cl. A4, 2.81%, 2011	500,000	489,960
Whole Auto Loan Trust,		
Ser. 2003-1, Cl. A3A, 1.84%, 2006	750,000	745,173
		5,148,101
Asset - Backed Ctfs. - Credit Cards - 1.5%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	11,322,000	**12,623,946**
Asset - Backed Ctfs. - Home Equity Loans - 1.8%		
Block Mortgage Finance,		
Ser. 1999-1, Cl. A4, 6.6%, 2030	769,637	773,129
CIT Group Home Equity Loan Trust,		
Ser. 2002-1, Cl. AF4, 5.97%, 2029	365,518	368,415
Conseco Finance Securitizations:		
Ser. 2000-B, Cl. AF5, 8.15%, 2031	608,673	620,364
Ser. 2000-E, Cl. A5, 8.02%, 2031	2,567,731	2,573,996
Delta Funding Home Equity Loan Trust,		
Ser. 2000-2, Cl. A6F, 7.97%, 2030	86,738	87,030
Residential Asset Mortgage Products,		
Ser. 2003-RZ5, Cl. A2, 3.18%, 2027	575,000	573,615
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	9,715,000	9,713,401
The Money Store Home Equity Trust,		
Ser. 1998-B, Cl. AF8, 6.11%, 2010	123,924	123,946
		14,833,896
Auto Manufacturing - 1.2%		
General Motors,		
Sr. Debs, 8.375%, 2033	9,776,000 b	**9,870,905**
Automotive. Trucks & Parts - 1.1%		
Dana,		
Notes, 5.85%, 2015	5,000,000 d	4,916,575
Lear,		
Sr. Notes, Ser. B, 8.11%, 2009	3,506,000 b	3,956,612
		8,873,187
Banking - .3%		
NB Capital Trust,		
Notes, 7.83%, 2026	2,208,000	**2,474,448**
Commercial Mortgage Pass - Through Ctfs. - .3%		
COMM,		
Ser. 2000-C1, Cl. A1, 7.206%, 2033	500,982	529,329
CS First Boston Mortgage Securities,		
Ser. 1998-C1, Cl. A1A, 6.26%, 2040	1,740,859	1,763,981
		2,293,310
Diversified Financial Service - 3.0%		
Capital One Bank,		
Sub. Notes, 6.5%, 2013	4,194,000	4,615,300
Citigroup,		
Sub. Notes, 5% 2014	3,425,000	3,483,872
Ford Motor Credit,		
Notes, 5.7%, 2010	5,000,000 b	4,990,000
GMAC,		
Notes, 6.75%, 2014	9,406,000 b	9,238,272
Morgan Stanley,		
Sub. Notes, 4.75%, 2014	2,120,000	2,090,765
		24,418,209
Electric Utilities - 1.6%		
Pacific Gas & Electric:		
First Mortgage, 4.2%, 2011	175,000	173,210
First Mortgage, 4.8%, 2014	3,516,000	3,528,971
Public Service Company of Colorado,		
First Mortgage, Ser. 12, 4.875%, 2013	5,963,000	6,101,067
SCANA,		
Sr. Notes, 2.74%, 2006	3,380,000 e	3,390,116
		13,193,364
Entertainment - .8%		
GTECH,		
Notes, 4.75%, 2010	6,165,000	**6,205,227**
Food & Beverages - .1%		

Safeway,			
Notes, 5.8%, 2012		530,000 b	560,677
Unilever Capital,			
Sr. Notes, 7.125%, 2010		450,000	516,499
			1,077,176
Foreign Governmental - 5.6%			
Canadian Government,			
Bonds, 5%, 2014	CAD	13,315,000	11,358,300
Iceland Rikisbref,			
Notes, 7.25%, 2013	ISK	249,489,000	3,987,635
Mexican Bonos,			
Bonds, Ser. M20, 8%, 2023	MXN	10,890,000	820,523
Mexican Udibonos,			
Bonds, 3.5%, 2013	MXN	7,900,000 f	2,236,201
New Zealand Government,			
Bonds, Ser. 413, 6.5%, 2013	NZD	19,840,000	14,448,263
Poland Government,			
Bonds, 3%, 2016	PLN	43,160,000 g	13,563,267
Republic of Argentina,			
Debs., 11.25%, 2004		400 c	122
			46,414,311
Health Care - 1.5%			
HCA,			
Notes, 5.5%, 2009		2,707,000	2,709,442
Manor Care,			
Notes, 6.25%, 2013		4,317,000	4,660,905
Medco Health Solutions,			
Sr. Notes, 7.25%, 2013		4,725,000	5,349,069
			12,719,416
Media - 1.9%			
Comcast,			
Sr. Notes, 6.5%, 2015		5,497,000	6,142,045
TCA Cable TV,			
Debs., 6.53%, 2028		3,949,000	4,237,538
Time Warner Entertainment,			
Sr. Notes, 8.375%, 2033		4,055,000	5,386,062
			15,765,645
Mining & Metals - .3%			
Noranda,			
Notes, 6%, 2015		2,425,000	**2,530,029**
Oil & Gas - .9%			
Kerr-McGee,			
Notes, 6.95%, 2024		6,007,000	6,808,814
Transocean,			
Notes, 6.625%, 2011		455,000	509,553
			7,318,367
Packaging & Containers - 0%			
Silgan,			
Sr. Sub. Notes, 6.75%, 2013		250,000	**258,750**
Pipelines - 1.1%			
Plains All American Pipeline Finance:			
Bonds, 5.875%, 2016		4,672,000 b,d	4,866,673
Sr. Notes, 5.625%, 2013		4,436,000	4,611,386
			9,478,059
Property - Casualty Insurance -.8%			
Allstate,			
Sr. Notes, 7.875%, 2005		650,000	657,805
Infinity Property & Casualty,			
Sr. Notes, Ser. B, 5.5%, 2014		260,000	258,987
Oil Casualty Insurance,			
Deferrable Sub. Debs., 8%, 2034		4,890,000 d	5,066,578
Prudential Financial,			
Sr. Notes, 3.75%, 2008		800,000	793,596
			6,776,966
Real Estate Investment Trust - .7%			
EOP Operating,			
Sr. Notes, 7%, 2011		825,000	930,398
iStar Financial,			
Sr. Notes, Ser. B, 5.7%, 2014		4,500,000	4,618,472
			5,548,870
Residential Mortgage Pass-Through Ctfs. - 1.5%			
Countrywide Home Loans:			
Ser. 2002-J4, Cl. B3, 5.84%, 2032		357,255 e	361,791
Ser. 2003-18, Cl. B4, 5.5%, 2033		733,593	499,528
First Horizon Alternative Mortgage Securities I,			
Ser. 2004-FA1, Cl. A1, 6.25%, 2034		7,619,112	7,875,294
MASTR Asset Securitization Trust XV,			
Ser. 2003-1, Cl. B6, 5.25%, 2018		371,660 d	179,326
MORSERV:			
Ser. 1996-1, Cl. B2, 7%, 2011		166,646	171,928
Ser. 1996-1, Cl. B3, 7%, 2011		83,323 d	86,064
Ocwen Residential MBS,			
Ser. 1998-R1, Cl. B1, 7%, 2040		2,595,862 d	2,709,710
Prudential Home Mortgage Securities V,			
Ser. 1994-A, Cl. B, 6.79%, 2024		8,291 d	8,605
Residential Accredit Loans,			
Ser. 1997-QS6, Cl. B1, 7.5%, 2012		143,586	151,038
Washington Mutual MSC Mortgage:			
Ser. 2003-MS6, Cl. CB3, 5.97%, 2033		462,823	472,357
Ser. 2003-MS6, Cl. CB4, 5.97%, 2033		264,498 d	256,510
			12,772,151
Retail - .8%			
Yum! Brands,			
Sr. Notes, 8.875%, 2011		5,600,000	**6,891,242**
Structured Index - 1.9%			
AB Svensk Exportkredit,			
GSNE-ER Indexed Notes, 0%, 2007		17,275,000 d,h	**16,212,588**
Telecommunications - 1.7%			
British Telecommunications,			
Notes, 8.375%, 2010		4,306,000	5,154,906
Lucent Technologies,			

Conv. Debs., Ser. B, 2.75%, 2025	3,249,000	4,272,435
Sprint Capital,		
Sr. Notes, 6.125%, 2008	3,848,000	4,105,585
TELUS,		
Notes, 8%, 2011	320,000 b	379,134
		13,912,060

Textiles & Apparel - 0%

Phillips-Van Heusen,		
Sr. Notes, 7.25%, 2011	250,000	**262,500**

U.S. Government -7.8%

U.S. Treasury Bonds,		
5.375%, 2/15/2031	17,840,000	19,961,890
U.S. Treasury Inflation Protection Securities:		
3.375%, 4/15/2032	10,294,475 i,j	13,656,518
3.625%, 4/15/2028	23,634,332 i	31,109,217
		64,727,625

U.S. Government Agencies/Mortgage-Backed - 31.5%

Federal Home Loan Mortgage Corp.:		
5.5%, 6/1/2034-9/1/2034	739,063	762,382
6%, 4/1/2014-12/1/2032	493,619	514,085
6.5%, 4/1/2029-10/1/2032	9,153,820	9,597,215
Gtd. Multiclass Mortgage Participation Cfts., REMIC,		
(Interest Only Obligations):		
Ser. 2048, Cl. PJ, 7%, 4/15/2028	290,844 k	45,183
Ser. 2640, Cl. UA, 5%, 11/15/2026	8,174,900 k	703,814
Ser. 2659, Cl. UB, 5.5%, 10/15/2021	9,409,090 k	694,921
Ser. 2676, Cl. IK, 5%, 2/15/2020	5,640,000 k	961,370
Ser. 2708, Cl. IM, 5.5%, 8/15/2027	12,788,209 k	1,869,342
Ser. 2731, Cl. PY, 5%, 5/15/2026	4,367,209 k	883,160
Ser. 2752, Cl. GM, 5%, 3/15/2026	4,000,000 k	804,926
Federal National Mortgage Association:		
4.5%, 10/1/2018	402,845	403,348
5%, 9/1/2017-6/1/2018	5,935,041	6,038,186
5.5%, 2/1/2033-9/1/2034	24,734,145	25,222,866
6%, 6/1/2022-9/1/2034	5,382,168	5,568,813
6.5%, 11/1/2008-4/1/2033	14,169,204	14,841,187
7%, 9/1/2014-11/1/2028	336,486	356,584
7.5%, 7/1/2029	189,776	203,474
REMIC Trust, Gtd. Pass-Through Ctfs.:		
Ser. 2003-33, Cl. PB, 4%, 2/25/2022	334,220	334,332
Ser. 2004-58, Cl. LJ, 5%, 7/25/2034	5,968,930	6,139,760
(Interest Only Obligations)		
Ser. 1997-74, Cl. PK, 7%, 11/18/2027	493,541 k	86,815
Government National Mortgage Association I:		
5.5%, 2/15/2033-9/15/2034	47,845,917	49,172,916
6%, 8/15/2032-7/15/2034	109,841,441	114,200,839
6.5%, 4/15/2029	305,523	322,134
7%, 10/15/2028	163,048	173,443
7.5%, 8/15/2029	80,294	86,216
Project Loan,		
6.8%, 4/15/2040	12,401,392	13,668,566
Government National Mortgage Association II:		
3.375%, 4/20/2030	898,376 e	906,174
3.5%, 7/20/2030	970,119 e	982,167
7%, 5/20/2028-7/20/2031	387,836	410,439
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	5,535,000	5,728,914
		261,683,570

Total Bonds and Notes

(cost $645,826,392)		**597,487,339**

Preferred Stocks - 1.9%	Shares	Value ($)
Health Care;		
Schering-Plough,		
Cum. Conv., $3.00		
(cost $15,047,500)	300,000	**15,562,500**
Other Investments - 19.0%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $157,751,000)	157,751,000 l	**157,751,000**

	Prinicipal	
Short-Term Investments - .6%	Amount	Value ($)
Banking;		
Deutsche Bank AG,		
Floating Rate Notes, 5.24%, 2/13/2005		
(cost $5,000,000)	5,000,000 e	**5,000,000**

Investment of Cash Collateral for Securities Loaned- 3.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $29,756,870)	29,756,870 l	**29,756,870**
Total Investment (cost $853,381,762)	96.9%	**805,557,709**
Cash and Receivables (Net)	3.1%	**25,866,439**
Net Assets	100.0%	**831,424,148**

a   U.S. Dollars unless otherwise noted.
     CAD-Canadian Dollar
     ISK-Icelandic Krona
     MXN-Mexican New Peso
     NZD-New Zealand Dollar
     PLN-Polish Zloty
b   All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities
     on loan is $29,012,756 and the total market value of the collateral held by the fund is $29,756,870.
c   Non-income producing-security in default.
d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold
     in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined
     to be liquid by the Board of Directors. At January 31, 2005, these securities amounted to $34,302,629 or 4.1% of net assets.
e   Variable rate security--interest rate subject to periodic change.
f   Principal amount for accrual purposes is periodically adjusted based on changes in the Mexican Unidades de Inversion (UDI) Index
g   Principal amount for accrual purposes is periodically adjusted based on changes in the Polish Consumer Price Index.
h   Security linked to Goldman Sachs Non-Energy- Excess Return Index.
i   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
j   Partially held by a broker as collateral for open financial futures positions.
k   Notional face amount shown.
l   Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSI

DREYFUS PREMIER CORE BOND
Statement of Financial Futures
January 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ Depreciation at 1/31/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	46	5,025,500	March 2005	(5,031)
U.S. Treasury 10 Year Notes	887	99,579,609	March 2005	437,625
Financial Futures Short				
U.S. Treasury 2 Year Notes	233	48,711,563	March 2005	6,359
				438,953

DREYFUS PREMIER CORPORATE BOND FUND
Statement of Investments
January 31, 2005 (Unaudited)

Bonds and Notes - 88.6%	Prinicipal Amount a	Value ($)
Advertising - .4%		
Interpublic Group of Cos.,		
Notes, 5.4%, 2009	28,000	**28,247**
Aerospace & Defense - 1.7%		
Lockheed Martin,		
Notes, 7.25%, 2006	100,000	104,411
Raytheon,		
Notes, 6.5%, 2005	14,000	14,209
		118,620
Agricultural - 2.3%		
Altria,		
Notes, 7.2%, 2007	150,000	**157,657**
Airlines - 1.3%		
American Airlines,		
Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009	50,000	50,936
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-1, Cl. A, 6.648%, 2017	42,291	40,732
		91,668
Auto Manufacturing - 1.1%		
General Motors,		
Sr. Debs, 8.375%, 2033	74,000 b	**74,718**
Automotive, Trucks & Parts - 1.3%		
Dana,		
Notes, 7%, 2029	30,000	29,951
Lear,		
Sr. Notes, Ser. B, 8.11%, 2009	53,000	59,812
		89,763
Banking - 3.3%		
Bank of America,		
Sr. Notes, 4.375%, 2010	150,000	151,019
Keycorp,		
Sub. Notes, 7.5%, 2006	50,000	52,512
NB Capital Trust,		
Notes, 7.83%, 2026	18,000	20,172
		223,703
Chemicals - .8%		
Dow Chemical,		
Notes, 6%, 2012	50,000	**54,863**
Commercial Services - 1.1%		
WMX Technology		
Notes, 7%, 2005	75,000	**75,595**
Consumer Products - 1.5%		
Gillette,		
Notes, 5.75%, 2005	100,000	**101,559**
Diversified Financial Services - 8.8%		
Boeing Capital:		
Bonds, 5.8%, 2013	18,000 b	19,513
Notes, 6.5%, 2012	50,000	56,194
CIT,		
Notes, 2.53%, 2007	53,000 c	53,109
Capital One Bank,		
Sub. Notes, 6.5%, 2013	78,000	85,835
Citigroup,		
Sub. Notes, 5%, 2014	75,000	76,289
Ford Motor Credit,		
Notes, 2.67%, 2007	5,000 c	4,908
GMAC,		
Notes, 6.875%, 2011	125,000	125,686
Goldman Sachs,		
Notes, 3.875%, 2009	65,000	64,765
MBNA,		
Sr. Notes, Ser. F, 7.5%, 2012	50,000	57,945
Morgan Stanley,		
Sub. Notes, 4.75%, 2014	60,000	59,172
		603,416
Electric Utilities - 8.0%		
Allegheny Energy,		
Notes, 7.75%, 2005	75,000	76,406
Dominion Resources,		
Sr. Notes, Ser. B, 7.625%, 2005	50,000	51,017
Entergy Arkansas,		
First Mortgage, 6.125%, 2005	100,000	101,302
Jersey Central Power & Light,		
First Mortgage, 5.625%, 2016	23,000	24,205
Monongahela Power,		
First Mortgage, 5%, 2006	50,000	50,960
Nisource Finance,		
Notes, 3.2%, 2006	100,000	98,743
Pacific Gas & Electric,		
First Mortgage, 4.8%, 2014	23,000	23,085
SCANA,		
Sr. Notes, 2.74%, 2006	30,000 c	30,090
TXU Energy,		
Sr. Notes, 7%, 2013	75,000	84,587
		540,395
Entertainment - .9%		
GTECH,		
Notes, 4.5%, 2009	60,000 d	**59,828**
Food & Beverages - 3.6%		
Bottling,		
Sr. Notes, 2.45%, 2006	100,000	98,246
Miller Brewing,		
Notes, 4.25%, 2008	20,000 d	20,123
Pepsi Bottling,		
Sr. Notes, Ser. B, 7%, 2029	20,000	24,927
Tyson Foods,		
Notes, 7.25%, 2006	100,000	105,521
		248,817
Foreign /Governmental - .3%		
Iceland Rikisbref,		
Notes, 7.25%, 2013	ISK 1,289,000	**20,602**
Health Care - 4.0%		
HCA,		
Notes, 5.5%, 2009	21,000	21,019
Manor Care,		
Notes, 6.25%, 2013	20,000	21,593
Medco Health Solutions,		
Sr. Notes, 7.25%, 2013	22,000	24,906
Vertex Pharmaceuticals,		
Sub. Notes, 5%, 2007	209,000	201,424
		268,942
Manufacturing - 1.7%		
Tyco International,		
Notes, 2.67%, 2007	115,000	**118,436**
Media - 3.0%		
British Sky Broadcasting,		
Notes, 7.3%, 2006	50,000	52,872
Comcast:		
Sr. Notes, 6.5%, 2015	24,000	26,816
Sr. Notes, 6.75%, 2011	50,000 b	56,021
TCA Cable TV,		
Debs., 6.53%, 2028	30,000	32,192
Time Warner Entertainment,		
Sr. Notes, 8.375%, 2033	27,000	35,863
		203,764
Mining & Metals - 2.6%		
Alcoa,		
Notes, 4.25%, 2007	15,000	15,188
Noranda:		
Debs., 7%, 2005	65,000	66,097
Notes, 6%, 2015	90,000	93,898
		175,183
Oil & Gas - 11.1%		
Atmos Energy:		
Notes, 3.035%, 2007	62,000 c	62,039
Sr. Notes, 5.125%, 2013	33,000	33,857
ConocoPhillips,		
Notes, 4.75%, 2012	25,000	25,640
Enterprise Products Operating,		
Sr. Notes, 4.625%, 2009	200,000 d	199,734
Intergas Finance,		
Bonds, 6.875%, 2011	150,000 d	154,875
Kerr-McGee,		
Notes, 6.95%, 2024	46,000	52,140
Oneok,		
Notes, Ser. B, 7.75%, 2005	50,000	50,191
Tengizchevroil Finance,		
Notes, 6.124%, 2014	150,000 d	152,062
Valero Energy,		
Notes, 7.375%, 2006	30,000	31,232

			761,770
Paper & Forest Products - 1.0%			
International Paper:			
Debs., 5.125%, 2012	50,000	50,072	
Notes, 5.85%, 2012	15,000	16,205	
			66,277
Pipelines - .8%			
ANR Pipeline,			
Notes, 8.875%, 2010	50,000		**55,875**
Property-Casualty Insurance - 7.2%			
Aspen Insurance,			
Sr. Notes, 6%, 2014	100,000 d	101,530	
CNA Financial,			
Notes, 6.5%, 2005	20,000	20,130	
Chubb,			
Notes, 6%, 2011	15,000	16,258	
Converium,			
Sr. Notes, 7.125%, 2023	250,000 b	158,750	
Kingsway America,			
Sr. Notes, 7.5%, 2014	25,000	26,609	
Liberty Mutual Insurance,			
Notes, 7.875%, 2026	50,000 d	57,833	
Metlife,			
Sr. Notes, 5.5%, 2014	68,000	71,076	
Oil Casualty Insurance,			
Deferrable Sub. Debs., 8%, 2034	40,000 d	41,445	
			493,631
Real Estate Investment Trusts - 2.0%			
EOP Operating,			
Sr. Notes, 7%, 2011	30,000	33,833	
Oasis Residential,			
Notes, 7.25%, 2006	50,000	52,565	
Simon Property,			
Notes, 6.875%, 2006	50,000	52,664	
			139,062
Retail - 1.6%			
Yum! Brands,			
Sr. Notes, 8.875%, 2011	90,000		**110,752**
Technology - 1.5%			
IBM,			
Notes, 4.875%, 2006	100,000		**102,313**
Telecommunications - 7.2%			
America Movil SA de CV,			
Notes, 5.75%, 2015	70,000 d	71,125	
British Telecommunications,			
Notes, 8.375%, 2010	26,000	31,126	
Deutshe Telekom International Finance,			
Notes, 9.25%, 2032	50,000	73,647	
Lucent Technologies,			
Conv. Debs., Ser. B, 2.75%, 2025	182,000	239,330	
Motorola,			
Notes, 4.608%, 2007	30,000	30,459	
Sprint Capital,			
Notes, 6.125%, 2008	29,000	30,942	
Verizon Wireless Capital,			
Notes, 5.375%, 2006	15,000	15,474	

		492,103
U.S. Government - 8.5%		
U.S. Treasury Bonds,		
5.375%, 2/15/2031	154,000	172,317
U.S. Treasury Inflation Protection Securities:		
3.375%, 4/15/2032	91,463 e,f	121,334
3.625%, 4/15/2028	199,570 e	262,689
U.S. Treasury Notes,		
3.375%, 10/15/2009	23,000	22,705
		579,045
Total Bonds and Notes		
(cost $5,948,666)		**6,056,604**

Preferred Stock - .1%	**Shares**	**Value ($)**
Health Care;		
Schering-Plough,		
Cum. Conv., $3.00		
(cost $7,580)	150	**7,781**

Other Investment - 9.4 %		
Resistered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $640,000)	640,000 g	**640,000**

Investment of Cash Collateral		
for Securities Loaned- 4.7%		
Registered Invetment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $322,700)	322,700 g	**322,700**

Total Investment (cost $6,918,946)	**102.8 %**	**7,027,085**
Cash and Receivables (Net)	**(2.8) %**	**(188,273)**
Net Assets	**100.0 %**	**6,838,812**

a Principal amount stated in U.S Dollars unless otherwise noted.
  ISK-Icelandic Krona
b All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities
  on loan is $309,002 and the total market value of the collateral held by the fund is $322,700.
c Variable rate security--interest rate subject to periodic change.
d Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold
  in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be
  liquid by the Board of Directors. At January 31, 2005, these securities amounted to $858,555 or 12.6% of net assets.
e Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
f Partially held by a broker as collateral for open financial futures positions.
g Investments in affiliated money market funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER CORPORATE BOND FUND
Statement of Financial Futures
January 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2005 ($)
Financial Futures Long				
U.S. Treasury 30 Year Bonds	6	689,063	March 2005	21,625